Katherine R. Kelly
Associate General Counsel & Corporate Secretary
345 Park Avenue New York, NY 10154-0037
Tel 212-546-4852 Fax 212-546-9966
katherine.kelly@bms.com

April 20, 2016

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Bristol-Myers Squibb Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 12, 2016
File No. 001-01136

Dear Mr. Rosenberg:

 We have received the comment letter (the “Comment Letter”) dated April 19, 2016, regarding the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2015.  We are submitting this letter to confirm my conversation with your colleague, Dorman Yale, earlier today regarding the timing of our response to your comments.  As discussed with Ms. Yale, we anticipate providing a complete response by May 17, 2016.

Sincerely,

/s/ Katherine R. Kelly
Katherine R. Kelly
Associate General Counsel &
Corporate Secretary